EXHIBIT (a)(5)(E)

News Release

Contact:

Investors	Media
Jennifer Church	Michael McCoy
(404) 230-5392	(404) 588-7230

For Immediate Release

June 29, 2009

SunTrust Announces Final Results of Tender Offer

Atlanta — SunTrust Banks, Inc. (NYSE: STI) today announced the final results of its previously announced cash tender offer (the “Tender Offer”) to purchase up to $750 million aggregate liquidation preference or amount of the issued and outstanding Preferred Depositary Shares, Normal PPS, SunTrust Capital VIII Preferred Securities, SunTrust Capital I Preferred Securities and SunTrust Capital III Preferred Securities (collectively, the “Securities”). All capitalized terms used but not defined in this press release shall have the meanings ascribed to them in the Company’s Offer to Purchase, dated June 1, 2009, as supplemented by the Supplement to Offer to Purchase, dated June 15, 2009 (collectively, the “Offer to Purchase”).

The Tender Offer expired at 11:59 p.m., New York City time, on Friday, June 26, 2009 (the “Expiration Date”). As of the Expiration Date, the following aggregate liquidation preference or amount of the Securities were validly tendered for purchase: $314,227,600 aggregate liquidation preference of Preferred Depositary Shares; $450,800,000 aggregate liquidation amount of Normal PPS; $177,326,000 aggregate liquidation amount of SunTrust Capital VIII Preferred Securities; $35,475,000 aggregate liquidation amount of SunTrust Capital I Preferred Securities; and $49,602,000 aggregate liquidation amount of SunTrust Capital III Preferred Securities. The Company has accepted for purchase all of the Preferred Depositary Shares validly tendered and not validly withdrawn, and has accepted $374,920,000 aggregate principal amount of the Normal PPS tendered in the offer and $60,815,000 aggregate principal amount of the SunTrust Capital VIII Preferred Securities tendered in the offer. The pro ration factor for Normal PPS tendered in the offer will be .831854 and the pro ration factor for SunTrust Capital VIII Preferred Securities will be .343167. Because of the Maximum Tender Amount of $750,000,000 the Company has not accepted for purchase any of the tendered SunTrust Capital I Preferred Securities or SunTrust Capital III Preferred Securities. The Company’s acceptance of these Securities will result in an aggregate purchase price of approximately $525,000,000, plus accrued and unpaid dividends or distributions on the Securities so accepted through June 30, 2009.

The Company will deliver the consideration for the Securities accepted for purchase to the Depositary on the expected settlement date of June 30, 2009. The Depositary will promptly pay for all Securities accepted in the Tender Offer and will promptly return all Securities not accepted for purchase in the Tender Offer. After the settlement of the Tender Offer, the following aggregate liquidation preference or amount of the Securities not held by the Company or its affiliates will remain outstanding: $185,772,400 aggregate liquidation preference of Preferred Depositary Shares; $125,080,000 aggregate liquidation amount of Normal PPS; $939,185,000 aggregate liquidation amount of SunTrust Capital VIII Preferred Securities; $350,000,000 aggregate liquidation amount of SunTrust Capital I Preferred Securities; and $250,000,000 aggregate liquidation amount of SunTrust Capital III Preferred Securities.

The table below sets forth in detail the amount of each type of Security validly tendered and accepted for purchase as of the Expiration Date.

Title of Security	CUSIP Number	Aggregate Principal Liquidation Preference or Amount Outstanding as of June 1, 2009	Aggregate Principal Liquidation Preference or Amount Tendered for Purchase as of June 30, 2009	Aggregate Principal Liquidation Preference or Amount Accepted for Purchase as of June 30, 2009	Aggregate Principal Liquidation Preference or Amount not Held by the Company or its Affiliates to be Outstanding after Settlement on June 30, 2009

Preferred Depositary Shares	867914509	$500,000,000	$314,227,600	$314,227,600	$185,772,400

Normal PPS	86800XAA6	$500,000,000	$450,800,000	$374,920,000	$125,080,000

SunTrust Capital VIII Preferred Securities	86800YAA4	$1,000,000,000	$177,326,000	$60,815,000	$939,185,000

SunTrust Capital I Preferred Securities	86787XAA3	$350,000,000	$35,475,000	N/A	$350,000,000

SunTrust Capital III Preferred Securities	86788LAA8	$250,000,000	$49,602,000	N/A	$250,000,000

Total:		$2,600,000,000	$1,027,430,600	$749,962,600	$1,850,037,400

This transaction is expected to generate approximately $225 million of Tier 1 common capital for the Company.

Goldman, Sachs & Co. acted as the Sole Arranger and Lead Dealer Manager and Sandler O’Neill & Partners, L.P. and SunTrust Robinson Humphrey, Inc. acted as Dealer Managers in connection with the Tender Offer. D.F. King & Co., Inc. served as Depositary and Information Agent in connection with the Tender Offer.

The Tender Offer was made pursuant to the Offer to Purchase and a related letter of transmittal, as amended. The Information Agent for the Tender Offer, D.F. King & Co., Inc., may be reached toll-free at (800) 735-3107, and banks and brokers can call collect at (212) 269-5550. The Offer to Purchase and other related documents were filed with the Securities and Exchange Commission (the “SEC”) on Schedule TO on June 1, 2009 and on Amendment No. 3 to Schedule TO filed on June 15, 2009 and may be obtained without charge at the SEC’s internet site (http://www.sec.gov).

SunTrust Banks, Inc., headquartered in Atlanta, is one of the nation’s largest banking organizations, serving a broad range of consumer, commercial, corporate and institutional clients. As of March 31, 2009, SunTrust had total assets of $179.1 billion and total deposits of $119.0 billion. SunTrust operates an extensive branch and ATM network throughout the high-growth Southeast and Mid-Atlantic States and a full array of technology-based, 24-hour delivery channels. SunTrust also serves customers in selected markets nationally. Its primary businesses include deposit, credit, trust and investment services. Through various subsidiaries SunTrust provides mortgage banking, insurance, brokerage, investment management, equipment leasing and capital markets services.